United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ☐.)

Press Release

Vale and Ternium sign MoU to develop steelmaking decarbonization solutions

Rio de Janeiro, August 19th, 2021 – Vale S.A. ("Vale") has signed a Memorandum of Understanding ("MoU") with Ternium S.A. ("Ternium") in which both agreed to pursue opportunities to develop steelmaking solutions focused on reducing CO2 emissions.

Vale and Ternium intend to develop economic feasibility studies of potential investment in (i) an iron ore briquetting plant located at Ternium Brasil facility; and (ii) plants to produce metallic products with low carbon footprint, using Tecnored, HYL and other technologies for iron reduction.

This initiative contributes to achieving Vale’s commitment to reduce 15% of net Scope 3 emissions by 2035. Additionally, Vale seeks to reduce its absolute Scope 1 and 2 emissions by 33% by 2030 and achieve neutrality by 2050, in line with the Paris Agreement, leading the evolution process towards low carbon mining.

Mr. Eduardo Bartolomeo, Vale’s Chief Executive Officer, and Mr. Máximo Vedoya, Ternium’s Chief Executive Officer attended the MoU signing ceremony on August 18th, 2021. As per his speech, Mr. Bartolomeo affirmed “This is an important milestone in our roadmap to provide low carbon solutions to the steel industry and we are glad to engage with Ternium on this journey. We are making progress with our commitment to Society and to the Paris Agreement’s targets, supported by innovative technologies, a high-quality, world-class portfolio of iron ore, critical to the low-carbon transition. We are well-positioned to lead the path to reduce Scope 3 emissions as we support the decarbonization of the steelmaking industry through joint initiatives with our clients”.

Mr. Máximo Vedoya, Ternium’s Chief Executive Officer said: “This is an important step in our decarbonization strategy as it contributes to achieving Ternium’s commitment to reduce by 20% its CO2 emission intensity by 2030. Vale is a key supplier in our value chain, and they share our commitment to preserving the environment. I believe we will have many opportunities to develop joint initiatives to continue decarbonizing our operations in the future. Carbon neutrality is a goal that can only be achieved if all parts of society work together. As Latin America’s leading flat steel producer, we are going to do our part in this endeavor”.

About iron ore briquetting technology

Vale has developed for more than 10 years a breakthrough technology to briquette iron ore products, as sinter feed and pellet feed, in a process that is simpler, flexible, less carbon intensive and capital intensive and less costly. The briquettes would support the continued adoption of blast furnaces in its transition to a less carbon intensive process, since it could bypass the sintering process, which represents around 10% of steelmaking emissions, or be used as direct charge since it could replace lumps and pellets in blast furnaces and direct reduction furnaces.

About Tecnored

Tecnored is a 100% Vale subsidiary focused on developing a low carbon pig iron process through the use of energy sources, such as biomass and syn-gas, that emit less CO2 than the coal and coke the tradition iron-making processes use. Using biomass, the path to economic carbon neutrality may be achieved in the medium term.

Press Release

About HYL technology

HYL is a low carbon iron ore direct-reduction technology developed by Ternium in Mexico. This technology, which is currently operating at Ternium’s facilities in Monterrey and Puebla, Mexico, has the ability to selectively recover CO2, thus significantly reducing carbon emissions compared to other reduction technologies.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: August 19th, 2021		Head of Investor Relations